     As filed with the Securities and Exchange Commission on March 18, 2002
                                                                     File No. 18
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------

                                   FORM S-20

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 -------------

                        THE OPTIONS CLEARING CORPORATION
             (Exact name of registrant as specified in its charter)

                             ONE NORTH WACKER DRIVE
                                   SUITE 500
                            CHICAGO, ILLINOIS 60606
                                  312-322-6200
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       WAYNE P. LUTHRINGSHAUSEN, CHAIRMAN
                        THE OPTIONS CLEARING CORPORATION
                             ONE NORTH WACKER DRIVE
                                   SUITE 500
                            CHICAGO, ILLINOIS 60606
                                  312-322-6200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 -------------

                        CALCULATION OF REGISTRATION FEE

                                                                 PROPOSED          PROPOSED MAXIMUM
                                          AMOUNT TO BE        MAXIMUM FEE OR       AGGREGATE FEE OR          AMOUNT OF
TITLE OF SECURITIES TO BE REGISTERED       REGISTERED         CHARGE PER UNIT           CHARGE           REGISTRATION FEE
                                          2,000,000,000
Put and Call Options.................       Contracts             $0.09*           $180,000,000.00          $16,560.00

* Estimated solely for the purpose of calculating the registration fee on the basis of the maximum clearing fee charged by the registrant in connection with the issuance of Option contracts.

                                 -------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Pursuant to Rule 429, promulgated under the Securities Act of 1933, as amended, the prospectus contained in this Registration Statement is a combined prospectus that also relates to the Registration Statement of Registrant on Form S-20, File No. 33-30836.

PROSPECTUS

                                     [LOGO]

                        THE OPTIONS CLEARING CORPORATION
                              PUT AND CALL OPTIONS

    This prospectus pertains to put and call security options ("Options") issued by The Options Clearing Corporation ("OCC").

    CERTAIN TYPES OF TRANSACTIONS IN OPTIONS INVOLVE A HIGH DEGREE OF RISK AND ARE NOT SUITABLE FOR MANY INVESTORS. INVESTORS SHOULD UNDERSTAND THE NATURE AND EXTENT OF THEIR RIGHTS AND OBLIGATIONS AND BE AWARE OF THE RISKS INVOLVED. AN OPTIONS DISCLOSURE DOCUMENT CONTAINING A DESCRIPTION OF THE RISKS OF OPTIONS TRANSACTIONS IS REQUIRED, UNDER U.S. LAWS, TO BE FURNISHED TO OPTIONS INVESTORS. THAT DOCUMENT IS ENTITLED CHARACTERISTICS AND RISKS OF STANDARDIZED OPTIONS. INVESTORS MAY OBTAIN THAT DOCUMENT AND ANY SUPPLEMENTS TO IT FROM THEIR BROKERS. THAT DOCUMENT IS NOT A PART OF THIS PROSPECTUS, AND IT IS NOT INCORPORATED HEREIN BY REFERENCE OR OTHERWISE.

    Financial statements of OCC and certain additional information required to be contained in Part II of the registration statement of which this prospectus forms a part, other than exhibits, may be obtained without charge upon request from OCC. The exhibits required to be contained in Part II may be inspected at the offices of OCC or obtained from OCC, from the Securities and Exchange Commission ("SEC") upon payment of the applicable fee or from the Internet world wide web site maintained by the SEC at "http://www.sec.gov."

                                  ------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ------------

                 The date of this prospectus is April   , 2002.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ON BEHALF OF OCC OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY OCC. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OPTIONS IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER. THE DELIVERY OF THIS PROSPECTUS DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

    Certain Options issued by OCC and traded on U.S. exchanges may also be traded on non-U.S. exchanges. Options issued by OCC that are traded on non-U.S. exchanges would be identical to Options having the same terms that are traded on U.S. exchanges. A U.S. investor desiring to effect transactions in OCC-issued Options on a non-U.S. exchange generally could do so through a U.S. broker who is a member of the non-U.S. exchange or who maintains an affiliation or correspondent relationship with a member of that exchange. Investors should bear in mind that non-U.S. exchanges, transactions in Options executed on such exchanges, and non-U.S. members of such exchanges are not subject to regulation by the SEC, are not generally subject to the requirements of the securities or other laws of the United States, and may not be subject to the jurisdiction of courts in the United States.

                        THE OPTIONS CLEARING CORPORATION

    OCC was organized as a corporation in 1972 under the laws of the state of Delaware. OCC is owned equally by the American Stock Exchange LLC, the Chicago Board Options Exchange, Incorporated, the International Securities Exchange LLC, the Pacific Exchange Incorporated, and the Philadelphia Stock Exchange, Inc., which are the U.S. exchanges that provide markets in Options as of the date of this prospectus.

    OCC's principal business consists of issuing Options, providing facilities for the clearance and settlement of transactions in Options, and providing incidental services to its Clearing Members and to the markets on which Options are traded. (Clearing Members are organizations--generally securities firms--that assume responsibility to OCC for the settlement of transactions in Options and the performance of the obligations undertaken by writers of Options.) OCC also intends to clear and settle transactions in security futures products, commodity futures and options on commodity futures. This registration statement does not cover those other products.

    OCC is managed by a board of directors consisting of nine directors who represent Clearing Members, one director representing each of its stockholder exchanges, one public director, and the chief executive officer of OCC.

    The principal executive offices of OCC are located at One North Wacker Drive, Suite 500, Chicago, Illinois 60606, telephone (312) 322-6200.

                             DESCRIPTION OF OPTIONS

GENERAL

    The Options covered by this prospectus are put and call options issued by OCC that are "securities" for purposes of the U.S. securities laws. As of the date of this prospectus, Options are traded or approved for trading on common stocks and certain other equity securities, including preferred stocks, publicly traded limited partnership interests, American Depositary Receipts, American Depositary Shares, and interests in unit investment trusts, investment companies and similar entities holding portfolios or baskets of common stocks, all of which are included in the term "stock" as used in this prospectus. Options are also currently traded or approved for trading on United States Treasury bonds, notes, and bills (sometimes referred to below as "debt instruments"), on foreign currencies, on stock and mutual fund indexes, and on the yields of certain Treasury securities. Stock, debt instruments, currencies, and indexes on which Options are traded are referred to as "underlying interests." Packaged spread Options, calling for payment, upon exercise, of the net exercise settlement values of specified types of spread positions, have also been approved for trading. Options may be traded on other underlying interests in the future.

    There are three "styles" of Options--American, European, and capped. Subject to certain limitations prescribed in the by-laws and rules of OCC, an American-style Option may be exercised at any time prior to expiration. A European-style Option or a capped Option may be exercised only at expiration. In addition, a capped Option will be automatically exercised if the value of the underlying interest on any trading day (determined at or during such time or times and in such manner as may be specified for particular classes of capped Options) equals or exceeds (in the case of a call Option), or equals or is less than (in the case of a put Option), the pre-established "cap price" for the Option. Certain American-style and European-style Options will be automatically exercised at expiration if they are in the money or in the money by a minimum amount. An Option holder may determine from his broker whether and under what circumstances the Option will be automatically exercised, and, if the Option will not be automatically exercised, what steps the holder must take in order to exercise.

    "Physically-settled" Options call for the delivery of the underlying interest against payment of the exercise price. When a physically-settled Option is exercised, subject to limitations that may be imposed by OCC pursuant to its by-laws and rules, the exercising holder sells (in the case of a put) or buys (in the case of a call) the number of shares or other units of the underlying interest covered by the Option at a fixed or determinable exercise price. Other Options are "cash-settled." When a cash-settled Option is exercised, the holder is entitled to receive a cash "exercise settlement amount." The exercise settlement amount for a cash-settled Option is equal to the product of (i) the difference between the exercise price of the Option and the settlement value of the underlying interest as of a specified date and time (or, in the case of a capped Option that is automatically exercised, the cap price) and (ii) the number of units of the underlying interest covered by the Option, or, in the case of Options on indexes or yields, a fixed "multiplier." Certain Options may provide for payments or deliveries prior to exercise, such as dividend equivalent payments.

    As of the date of this prospectus, several exchanges have proposed to trade "differential Options." A differential Option is a cash-settled European-style Option based on an index reflecting the differential (positive in the case of a call or negative in the case of a put) between the percentage price performance of a designated interest and that of a benchmark interest over the life of the Option. Trading of differential Options is subject to SEC approval.

OBLIGATIONS OF OCC

    The obligations of OCC to holders and writers of Options are prescribed in its by-laws and rules, copies of which may be obtained as described under "Additional Information" below. The following is a brief summary of some, but not all, of those obligations, and is qualified in its entirety by the provisions of the by-laws and rules themselves.

1. ACCEPTANCE AND REJECTION OF TRANSACTIONS

    If a market reports an Option transaction to OCC on a timely basis, OCC ordinarily becomes obligated to "accept" the transaction--that is, to issue the Option if the buyer was engaging in an opening purchase transaction or to cancel a pre-existing writer's position if the buyer was engaging in a closing purchase transaction--on the following business day. When OCC issues Options, it assumes the obligations described below under "Exercise and Settlement." OCC has no obligation with respect to any transaction in Options unless and until the transaction is reported to OCC by the responsible market. In the case of certain Options, OCC reserves the right to reject even properly reported transactions if the Clearing Member representing the buyer fails to meet its obligations to OCC before the time when the Option would otherwise be issued. If a transaction is rejected for that reason, the writer may have remedies under the rules of the market where the transaction took place.

2. EXERCISE AND SETTLEMENT

    When OCC issues an Option, it becomes obligated to purchase (in the case of a put) or sell (in the case of a call) the underlying interest for the stated exercise price (or, in the case of a cash-settled Option, to pay the exercise settlement amount) if the Option is exercised. The procedures whereby OCC discharges these obligations are prescribed in the by-laws and rules of OCC, and are summarized below.

    After an Option is exercised, OCC assigns the exercise to a Clearing Member whose account with OCC reflects the writing of an Option of the same series as the exercised Option. The assigned Clearing Member then becomes obligated to perform OCC's obligations on its behalf--that is, to purchase the underlying interest (in the case of an exercised put) or to sell the underlying interest (in the case of an exercised call) for the specified exercise price, or to pay the exercise settlement amount in the case of a cash-settled Option.

    While an American-style Option normally can be exercised at any time prior to its expiration, and a European-style or capped-style Option ordinarily can be exercised at expiration, both OCC and the Options markets have the authority to restrict the exercise of Options at certain times in specified circumstances. It also is possible that a court or the SEC or another regulatory agency having jurisdiction would take action which would have the effect of restricting the exercise of an Option or settlement of such exercise. If a restriction on exercise is imposed at a time when trading in the Option has also been halted, holders of that Option may be locked into their positions until either the restriction or the trading halt has been lifted. Further, certain restrictions could prevent exercise throughout the exercise period, in which event an Option would expire worthless.

    A. STOCKS. Settlement obligations among Clearing Members resulting from the exercise of Options calling for the delivery of stocks are ordinarily discharged through a stock clearing corporation. Like OCC, a stock clearing corporation is registered with the SEC as a clearing agency, and its rules are subject to SEC review. After an exercise of an Option calling for the delivery of stock has been assigned as described above, OCC will report the exercise to the stock clearing corporation. Each Clearing Member (or its agent) then looks to the stock clearing corporation for settlement, and receives delivery of the underlying stock or payment of the exercise price, as the case may be, in accordance with the rules of the clearing corporation. The clearing corporation in turn looks to the other Clearing Member for an offsetting delivery or payment. When an exercise is submitted to a stock clearing corporation for settlement and not rejected by it, the responsibility for completing the settlement passes from OCC to the stock clearing corporation. This occurs on or prior to the exercise settlement date, at a time determined by agreement between OCC and the stock clearing corporation. After that time, OCC has no further responsibility to its Clearing Members for the exercise. Instead, rights and responsibilities run between the exercising and assigned Clearing Members and the stock clearing corporation. In unusual circumstances, OCC may require that particular exercises (or exercises of stock Options generally) be settled directly between the exercising and the assigned Clearing Members or their agents. In those cases, OCC's obligations are discharged when the aggregate exercise price in the case of a put, or the underlying stock in the case of a call, is delivered to the exercising Clearing Member.

    B. DEBT INSTRUMENTS. Exercises of Options requiring delivery of debt instruments are settled directly between the exercising and the assigned Clearing Members or their agents. OCC's obligations are discharged when the aggregate exercise price in the case of a put, or the deliverable underlying debt instrument in the case of a call, is delivered to the exercising Clearing Member.

    C. FOREIGN CURRENCIES. Exercises of Options requiring delivery of foreign currencies are settled through OCC. Currencies are delivered to OCC, and redelivered by OCC to the receiving Clearing Members, through banking channels that make the underlying currency available to the recipient in the country of origin (as designated by OCC, in the case of the euro). Exercise prices are paid to OCC, and credited by OCC to the accounts of the delivering Clearing Members, either through OCC's regular cash settlement system or through the banking channels used for delivery of the underlying currencies. Certain foreign currency Options have exercise prices that are denominated in currencies other than

U.S. dollars. Payment of exercise prices denominated in foreign currencies and delivery of the underlying currencies are effected through banking arrangements established for that purpose by OCC in the country of origin of the currency being paid or delivered.

    Clearing Members may arrange in some cases for delivery of underlying foreign currency and payment of exercise prices to be made directly between a customer's bank account and an OCC correspondent bank. In some cases, OCC may act as an agent for The Intermarket Clearing Corporation ("ICC"), a futures clearing subsidiary of OCC, in making foreign currency settlements with Clearing Members, and settlements between OCC and ICC may be netted. ICC's settlement procedures are the same as OCC's. OCC's obligations to the exercising Clearing Member are discharged when the aggregate exercise price in the case of a put, or the underlying currency in the case of a call, is delivered to the Clearing Member.

    D. CASH SETTLEMENTS. Exercises of cash-settled Options are settled through OCC. The exercise settlement amount is credited to the exercising Clearing Member's settlement account with OCC and charged to the account of the assigned Clearing Member. OCC's obligations are discharged when the exercise settlement amount is credited to the account of the exercising Clearing Member. In the future, exchanges may introduce cash-settled Options with exercise settlement amounts payable in currencies other than U.S. dollars. OCC and Clearing Members would pay and receive such amounts through banking channels that make the relevant currency available to the recipient in the country of origin.

    Exercise settlement amounts for cash-settled Options are calculated based upon values or prices for the underlying interests determined in accordance with procedures specified in the by-laws and rules of OCC or in the rules of the exchanges on which the Options are traded. Special discretionary procedures for determining exercise settlement amounts may apply when values or prices of the underlying interests are unreported or otherwise unavailable or have been affected by trading halts or other unusual conditions.

    E. NET SETTLEMENT. If a Clearing Member is obligated both to purchase and to sell a particular underlying interest for the same exercise price on the same exercise settlement date, OCC may offset the Clearing Member's purchase and sale obligations against each other, so that only the net purchase obligation or the net sale obligation will have to be settled as described above. Where an exercise is settled by offset, OCC has no further responsibility in respect of that exercise. OCC may net a Clearing Member's purchase and sale obligations with respect to foreign currencies even where the purchase and sale are at different exercise prices. In that event, the difference in exercise prices is settled in cash between OCC and the Clearing Member.

    F. SETTLEMENT WITH CUSTOMERS. The foregoing describes the system for exercise settlements among OCC and its Clearing Members. Clearing Members settle independently with their customers (or with brokers representing customers). OCC has no responsibility for settlements between a Clearing Member or broker and its customer or for the funds or securities of a customer that are held by a Clearing Member or broker.

    G. SHORTAGES OF UNDERLYING INTERESTS. In certain circumstances involving shortages of underlying securities or currencies or in other unusual situations, OCC has the power to impose special exercise settlement procedures. These special procedures may involve delaying settlements or fixing cash settlement prices in lieu of delivery of the underlying security or currency. OCC does not have the power to fix cash settlement prices for put series opened for trading prior to September 16, 2000. However, it does have the authority in such circumstances to prohibit the exercise of such puts by holders who would be unable to deliver the underlying security or currency on the exercise settlement date. In the event of a shortage of an underlying debt instrument, OCC may permit the delivery of other, generally comparable securities, and may adjust the exercise prices of affected Options to compensate for such substitute deliveries.

3. REMEDIES

    A. GENERAL RULE. If an exercising or an assigned Clearing Member is suspended by OCC, with the result that a pending exercise will not be settled in the ordinary course, or if a Clearing Member fails to make settlement for an exercise that was to have been settled directly with another Clearing Member or an exercise of foreign currency Options, OCC may require that the underlying interest be bought in or sold out by the non-defaulting party to the exercise. Losses on such transactions constitute senior claims against certain assets of the defaulting Clearing Member in the possession of OCC, and are compensable out of OCC's Clearing Fund (see "The Back-Up System") to the extent that those assets are insufficient. In addition, losses sustained by an exercising Clearing Member would constitute claims against the general assets of OCC.

    B. CASH-SETTLED PRODUCTS. If a Clearing Member that is a party to an exercise of a cash-settled Option is suspended or fails to pay the exercise settlement amount to OCC, OCC is obligated to settle with all Clearing Members that have filed exercise notices that were assigned to the suspended or defaulting Clearing Member.

    C. SETTLEMENTS THROUGH STOCK CLEARING CORPORATIONS. After responsibility for completing a settlement passes to a stock clearing corporation as described above, the exercising and assigned Clearing Members have no further rights against OCC or any assets in its possession.

    D. TENDER OFFERS, ETC. If an exercising or an assigned Clearing Member fails to make timely delivery of an underlying security on the exercise settlement date, and as a result another party is unable to deliver the security in sufficient time to participate in a tender offer, exchange offer, or other transaction, the Clearing Member that failed to make timely delivery may be held liable for any loss sustained by the other party. Similarly, a Clearing Member may seek to hold its customer liable for losses sustained due to the customer's failure to make timely delivery.

4. THE BACK-UP SYSTEM

    OCC's settlement procedures are designed so that for every outstanding Option there will be a writer--and a Clearing Member that is or that represents the writer--of an Option of the same series who has undertaken to perform OCC's obligations in the event that an exercise is assigned to such writer. As a result, no matter how many Options of a given series may be outstanding at any time, there will always be a group of writers of Options of the same series who, in the aggregate, have undertaken to perform OCC's obligations with respect to such Options.

    A customer that writes an Option is contractually bound to its broker to perform in accordance with the terms of the Option. These contractual obligations are secured by the securities or other margin that the customer is required to deposit with its broker.

    Clearing Members are contractually bound to perform their obligations to OCC regardless of whether their customers perform. Standing behind a Clearing Member's obligations are the Clearing Member's net capital, the Clearing Member's margin deposits with OCC, OCC's lien and setoff rights with respect to certain of the Clearing Member's assets, and the Clearing Fund.

    A. THE CLEARING MEMBER'S NET CAPITAL. Every U.S. Clearing Member must have an initial net capital (as defined in SEC rules or, in certain cases, rules of the Commodity Futures Trading Commission) of $1 million or more, depending on the nature and magnitude of its assets and obligations. A Clearing Member's net capital may fall to less than that amount as a result of transactions in the regular course of business, but a Clearing Member may not engage in or clear any opening transaction if its net capital falls below $750,000 or a greater amount determined in accordance with the rules of OCC. Certain non-U.S. Clearing Members may elect to comply with alternative financial requirements. These alternative requirements may be more or less stringent than those applicable to U.S. Clearing Members. A Clearing Member's assets are, of course, subject to claims by creditors other than OCC.

    OCC obtains certain financial reports from each Clearing Member on a monthly basis, and may require more frequent reports. In appropriate cases, OCC may impose restrictions on a Clearing Member's operations, such as a prohibition on opening transactions or a requirement that the Clearing Member reduce or eliminate certain writing positions.

    When Options issued by OCC are traded on non-U.S. exchanges, or when security futures products or other futures products cleared by OCC are traded on futures exchanges, clearinghouses associated with those exchanges ("Associate Clearinghouses") may carry positions on behalf of their members in accounts with OCC. The financial and reporting requirements applicable to Associate Clearinghouses, as well as OCC's ability to impose restrictions on positions carried by Associate Clearinghouses, are subject to agreements between OCC and the Associate Clearinghouses.

    B. THE CLEARING MEMBER'S MARGIN DEPOSITS. Subject to certain exceptions described below, each Clearing Member is required to deposit and maintain margin with OCC with respect to each Option for which it represents the writer. Several different forms of margin are permitted, including cash, marketable securities and letters of credit, and certain margin assets may be denominated in foreign currencies. OCC may in the future accept margin deposits in still other forms.

    The amount of margin is specified by OCC in accordance with its rules, and may be reduced to the extent a Clearing Member is permitted or required to pledge to OCC certain Options positions carried in its accounts with OCC. OCC may require any Clearing Member to deposit higher margins at any time in the event it deems such action necessary and appropriate in the circumstances to protect the interests of other Clearing Members, OCC or the public. OCC may waive a margin deposit that would otherwise be required to be made if it determines that the waiver is advisable in the public interest and for the protection of investors and is consistent with maintaining OCC's financial integrity. OCC may also waive margin deposits by Associate Clearinghouses.

    OCC has implemented "cross-margining" arrangements with various other commodity clearing organizations. Under these arrangements, OCC Clearing Members that are also members of one or more of the participating commodity clearing organizations, or that have affiliates that are members of such clearing organizations, may pledge positions in certain Options to secure their obligations (or obligations of their designated affiliates) in respect of positions in related futures and futures options and vice versa. The obligations of one or more participating commodity clearing organizations are substituted in whole or in part for the Clearing Member's obligations to deposit margin in respect of cross-margined Option writing positions. Margin deposited in satisfaction of any remaining margin requirement in respect of cross-margined Options, futures and futures options positions is held jointly for the benefit of OCC and the participating commodity clearing organization(s).

    OCC also functions as an intermediary in stock lending and borrowing transactions, and expects in the future to clear transactions among participating clearing members in security futures products, commodity futures, and options on commodity futures. Positions representing the rights and obligations of the borrowing or lending Clearing Member in stock lending and borrowing transactions are carried in the Clearing Member's accounts at OCC, and positions in security futures products, commodity futures, and options on commodity futures will also be included in those accounts. A Clearing Member's margin requirements will reflect the increase or decrease in risk to OCC associated with the inclusion of those positions in the Clearing Member's accounts, except that a Clearing Member may elect to exclude stock borrow and loan positions from its margin requirements. In that event, OCC relies on its internal risk monitoring systems and the Clearing Member's Clearing Fund deposit and the other elements of the OCC back-up system to mitigate the intra-day risk to OCC created by stock borrow and loan positions.

    Margin deposited by a Clearing Member may be applied only to the obligations of that Clearing Member and its designated affiliates and may not be applied to the obligations of other Clearing Members or the obligations of OCC itself.

    In lieu of depositing margin with respect to writing positions in certain call Options, a Clearing Member may deposit the underlying interest, or, in the case of index Options, a combination of cash and marketable securities with an aggregate initial value determined in accordance with the rules of OCC. In lieu of depositing margin with respect to writing positions in certain put Options, a Clearing Member may deposit cash and/or short-term government securities with an aggregate initial value not less than the aggregate exercise price. Cash and securities deposited in lieu of margin must be placed with a depository satisfactory to OCC under agreements requiring their delivery or liquidation and payment of the proceeds in the event that the writer is required to perform its exercise settlement obligations with respect to the position covered by the deposit.

    OCC has no reason to believe that any depository holding margin deposits or deposits made in lieu of margin will not deliver them in accordance with the terms of its agreement with OCC, or that any bank will not honor letters of credit issued to OCC for margin purposes. However, there can be no assurance that a bank or other depository will not delay or default in performing these or other obligations to OCC, or be restrained by court order or regulatory action from performing these obligations, and such delays or defaults could adversely affect OCC's ability to perform its obligations as the issuer of Options.

    C. OCC'S LIEN AND SETOFF RIGHTS. OCC has a lien on, and setoff right against, certain securities, margin deposits, funds and other assets maintained in Clearing Members' accounts with OCC. If a Clearing Member does not perform its obligations to OCC, these assets may be sold or converted to cash and the proceeds applied to the performance of the Clearing Member's obligations to OCC (such application being limited, in certain cases, to obligations arising from the same account in which the assets were held).

    D. THE CLEARING FUND. OCC's rules provide for a Clearing Fund composed of mandatory deposits by Clearing Members. The Clearing Fund is for the protection of OCC and is not a general indemnity fund available to other persons, such as customers of Clearing Members. The amount of the Fund varies over time, based on formulas designed to reflect OCC's risk exposure. The proportionate contribution of each Clearing Member takes into account the size of the Clearing Member's positions relative to the positions of all Clearing Members. All Clearing Fund deposits must be made in cash or by the deposit of U.S. or Canadian government securities or other government securities acceptable to OCC. OCC may agree with an Associate Clearinghouse that its Clearing Fund deposit may be made in different or additional forms or may waive Clearing Fund deposits by an Associate Clearinghouse.

    If a Clearing Member fails to discharge any obligation to OCC in connection with Options or other products or transactions OCC may clear, the Clearing Member's Clearing Fund deposit may be applied to the discharge of that obligation. If a Clearing Member's obligation to OCC exceeds its Clearing Fund deposit, the amount of the deficiency may be charged by OCC on a predetermined basis against all other Clearing Members' Clearing Fund deposits. OCC also may charge to the Clearing Fund, on the same basis, certain other losses resulting from its business as an issuer of securities and a clearing organization. Whenever amounts are paid out of the Clearing Fund as a result of such a charge, Clearing Members are required promptly to make good any deficiency in their deposits resulting from such payment, except that a Clearing Member is not required to pay more than an additional 100% of the amount of its prescribed Clearing Fund deposit if it ceases to clear transactions through OCC and promptly closes out or transfers all of its positions.

    Under certain limited circumstances, OCC may borrow against the Clearing Fund on a short term basis to meet obligations arising out of the suspension of a Clearing Member and related actions taken by OCC or to cover losses resulting from bank or clearing organization failures.

    OCC will also have available its own assets in the event that the Clearing Fund is insufficient. However, these assets are small relative to the magnitude of OCC's potential obligations.

CERTIFICATELESS TRADING

    No certificates are issued to evidence Options. Investors look to the confirmations and statements that they receive from their brokers to confirm their positions as holders or writers of Options.

                             ADDITIONAL INFORMATION

    Certain additional information, which is neither part of this prospectus nor incorporated herein in any way, can be obtained as described below:

1. The document entitled CHARACTERISTICS AND RISKS OF STANDARDIZED OPTIONS referred to on the cover page of this prospectus, and any supplements to that document, may be obtained by U.S. customers from their brokers.

2. The by-laws and rules of OCC relating to Options, as the same may be amended from time to time, are filed with the SEC under the Securities Exchange Act of 1934. These filings may be obtained from the SEC upon payment of the fees prescribed by the SEC. Compilations of OCC's by-laws and rules are published on OCC's Internet world wide web site at "http://www.optionsclearing.com." However, these compilations are not always current.

3. The constitutional provisions, rules, regulations and other requirements of the U.S. exchanges that are authorized to provide markets in Options, and of the stock clearing corporation through which exercises of stock Options are settled, are required to be filed with the SEC. These filings may be obtained from the SEC upon payment of the fees prescribed by the SEC. Copies of corresponding documents relating to non-U.S. exchanges that provide markets in Options may be obtained in accordance with the rules applicable to those exchanges. OCC is not responsible for the content, interpretation, sufficiency or enforcement of such provisions, rules, regulations, other requirements or documents.

4. The financial statements of OCC and certain other information may be obtained as described on the cover page of this prospectus.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

    OCC's by-laws provide for a board of directors consisting of nine Member Directors elected by Clearing Members, one Exchange Director designated by each of its stockholder exchanges, one Public Director who is not affiliated with any national securities exchange or national securities association or any broker or dealer in securities, and one Management Director who is the chief executive officer of OCC. The nine Member Directors, who are selected by a Nominating Committee (or by vote of the Clearing Members where nominees have been proposed by petition), are divided into three classes whose terms are staggered so that three directors are elected each year. The Public Director (who is nominated by the Chairman of the Board with the approval of the Board of Directors) is elected for a term of three years. The Exchange Directors and the Management Director are elected for a term of one year. The Nominating Committee is composed of six representatives of Clearing Members who are elected in the same manner as Member Directors. Terms expire in April of each year.

    As of the date of this Registration Statement, the directors and executive officers of OCC are as follows:

                                   DIRECTORS

    WAYNE P. LUTHRINGSHAUSEN, age 57, has been the Management Director of OCC since 1973. He has served as Chairman of the Board and Chief Executive Officer of OCC for over five years. His present term as a director of OCC expires in April, 2002.

    THOMAS E. CONNAGHAN, age 61, has been an Exchange Director of OCC, representing the Pacific Exchange, Inc., since 2001. Mr. Connaghan has been a Senior Executive Vice President of that exchange since September, 1999. From March, 1998 to September, 1999, Mr. Connaghan was Managing Director, International Investments, for Prudential International. From May, 1994 to February, 1998, Mr. Connaghan was Executive Vice President of Cedel International of Luxembourg, a provider of clearance and custody services. His present term as a director of OCC expires in April, 2002.

    JOHN P. DAVIDSON III, age 46, has been a Member Director of OCC since 2001. Mr. Davidson has been Managing Director of the Institutional Securities Division of Morgan Stanley & Co., Incorporated, a securities firm and a Clearing Member of OCC, since December, 1993. His present term as a director of OCC expires in April, 2004.

    WILLIAM C. FLOERSCH, age 57, has been a Member Director of OCC since 1998. Mr. Floersch has been President and Chief Executive Officer of O'Connor & Company, a securities firm and a Clearing Member of OCC, since 1997, and Chairman of the Board of Trade Clearing Corporation since 2000. From 1991 to 1997, Mr. Floersch served as the Vice Chairman of the Chicago Board Options Exchange, Incorporated, and was an active market maker on that exchange. His present term as a director of OCC expires in April, 2004.

    MEYER S. FRUCHER, age 55, has been an Exchange Director of OCC, representing the Philadelphia Stock Exchange, Inc., since 1998. Mr. Frucher has been Chairman and Chief Executive Officer of that exchange since June, 1998. Mr. Frucher has been a director of Wellsford Real Properties, Inc., a real estate merchant firm, since 2000. From 1996 to 1998, Mr. Frucher was a Real Estate and Management Consultant with Robert Plan Corporation. His present term as a director of OCC expires in April, 2002.

    DORCAS R. HARDY, age 55, has been a Public Director of OCC since 1999. Ms. Hardy has been the Principal of Dorcas R. Hardy & Associates, a government relations and public policy consulting firm, since 1989. Ms. Hardy has been a Trustee of the Wright Managed Funds, a family of mutual funds, since 1998. From 1996 to 1998, she was the Chairman and Chief Executive Officer of Work Recovery, Inc., a rehabilitation technology firm. Ms. Hardy was part of new management brought in to address the deterioration in the business and financial condition of Work Recovery. Work Recovery filed for protection pursuant to Chapter 11 of the U.S. Bankruptcy Code in May, 1996 and emerged from Chapter 11 in February, 1997. Ms. Hardy also served as the United States Commissioner of Social Security from 1986 to 1989. Her present term as a director of OCC expires in April, 2002.

    JOHN C. HARRIS, age 54, has been a Member Director of OCC since 1999. Mr. Harris was Executive Vice President and Manager of the Dealer Services Division of ABN AMRO Incorporated, a securities firm and a Clearing Member of OCC, from 1997 to 2002. His present term as a director expires in April, 2002.

    EDWARD J. JOYCE, age 50, has been an Exchange Director of OCC, representing the Chicago Board Options Exchange, Incorporated, since 1991. He has been President and Chief Operating Officer of that exchange since 2000, and prior to that time served as its Executive Vice President-Trading Operations. His present term as a director of OCC expires in April, 2002.

    GARY KATZ, age 41, has been an Exchange Director of OCC, representing the International Securities Exchange LLC, since 2000. He has been Chief Operating Officer of ISE since 2001 and prior to that time he served as that exchange's Senior Vice President--Marketing and Business Development. He is also a co-founder of ISE. From 1997 to 1998, he was President and co-founder of K-Squared Research, LLC, a financial services consulting firm. From 1986 to 1997, he was Managing Director, Options and Index Products, at the New York Stock Exchange. His present term as a director of OCC expires in April, 2002.

    STANLEY D. LAUCHNER, age 54, has been a Member Director of OCC since 2001. Mr. Lauchner has been Senior Vice President of Brokerage Operations for Charles Schwab & Co., Inc., a securities firm and a Clearing Member of OCC, since 1997 and has been an officer with that firm for more than five years. His present term as a director of OCC expires in April, 2003.

    RICHARD R. LINDSEY, age 47, has been a Member Director of OCC since 2001. He has been President of Bear Stearns Securities Corporation, a securities firm and a Clearing Member of OCC, since 2002, and from 1999 to 2001, he was the firm's Co-President. He has been a director of Bear Stearns & Co. Inc., a securities firm and registered investment adviser, since 2001. He has been a director of the International Securities Exchange LLC, a national securities exchange, since 2000. From 1995 to 1999, he was Director, Division of Market Regulation, at the U.S. Securities and Exchange Commission. His present term as a director of OCC expires April, 2002.

    TIMOTHY R. MULLEN, age 45, has been a Member Director of OCC since 1999. Mr. Mullen has been Chairman and Chief Executive Officer of First Options of Chicago, Inc., a securities firm and a Clearing Member of OCC, since 2002, and from 1997 to 2001 he was the firm's President. From 1993 to 1997, Mr. Mullen was the Chairman and Chief Executive Officer of LIT Clearing Services, Inc., a securities firm and a Clearing Member of OCC. Mr. Mullen has also been a Managing Director of Spear, Leeds & Kellogg, a securities firm and a Clearing Member of OCC, since 1991 and a member of the Executive Committee of

Spear Leeds & Kellogg since 1997. Mr. Mullen has been a Managing Director of the Goldman Sachs Group, Inc., a securities firm, since 2000. His present term as a director expires in April, 2002.

    JOSEPH B. STEFANELLI, age 63, has been an Exchange Director of OCC, representing the American Stock Exchange, LLC, since 1995. Mr. Stefanelli has been Executive Vice President of that exchange since 1993. His present term as a director of OCC expires in April, 2002.

    MELVIN B. TAUB, age 58, has been the Vice Chairman of the Board of OCC since 1999 and a Member Director of OCC since 1996. Mr. Taub has been a Senior Executive Vice President at Salomon Smith Barney Inc., a securities firm and a Clearing Member of OCC, since 1991. Mr. Taub served as a director of National Securities Clearing Corporation from 1994 to 1998 and was its Chairman from 1996 to 1998. His present term as a director of OCC expires in April, 2003.

    ARTHUR L. THOMAS, age 55, has been a Member Director of OCC since 2001. Mr. Thomas has been the Chairman of the Merrill Lynch Securities Services Division of Merrill Lynch Pierce Fenner & Smith, a securities firm and a Clearing Member of OCC, since 2001, and prior to that time served as the division's Chief Operating Officer. Mr. Thomas has been a director of Broadcort Clearing, a financial services firm and subsidiary of Merrill Lynch Pierce Fenner & Smith, since 1991. From 1991 to 2000, Mr. Thomas was Senior Vice President of Global Operations Service for Merrill Lynch Pierce Fenner & Smith. He presently serves as a director of The Depository Trust & Clearing Corporation and the Euroclear Clearance System. Mr. Thomas served as a director of National Securities Clearing Corporation from 1995 to 1997 and was its Chairman from 1995 to 1996. His present term as a director of OCC expires April, 2004.

    DENNIS W. ZANK, age 47, has been a Member Director of OCC since 2000. Mr. Zank has been Executive Vice President, Operations and Administration, of Raymond James & Associates, Inc., a securities firm and a Clearing Member of OCC, since 1992. Mr. Zank also serves as a director of Raymond James & Associates and a director of its parent company, Raymond James Financial, Inc.; a director and treasurer of that firm's insurance subsidiary, Planning Corporation of America, and its affiliated broker-dealer, Raymond James Financial Services, Inc.; as well as director and vice president of Raymond James Credit Corporation. His present term as a director of OCC expires in April, 2003.

                              NOMINEE FOR DIRECTOR

    TED H. BAKER, age 52, has been nominated by the OCC Nominating Committee for election as a Member Director of OCC at the April 23, 2002 annual meeting. If elected, his term as a director of OCC would expire in 2005. Mr. Baker has been Managing Director of the Pershing Division of Donaldson Lufkin & Jenrette Securities Corporation, a securities firm and OCC Clearing Member, since 1999. He has been with that firm for more than five years. From 1999 to 2001, he was President of Pershing Trading Company, a securities firm. From 1996 to 1999, he was a member of the Board of Governors of the Philadelphia Stock Exchange.

                        NON-DIRECTOR EXECUTIVE OFFICERS

    GEORGE S. HENDER, age 59, has been Management Vice Chairman of OCC since 1997. From 1999 to 2000, he was also Chief Operating Officer.

    PAUL G. STEVENS, JR., age 57, has been President of OCC since 1989. From 1989 to 1999 he was Chief Operating Officer and from 1994 to 1999 was Treasurer and Chief Financial Officer.

    RALPH E. PFAFF, age 63, has been Senior Executive Vice President and Chief Operating Officer of OCC since 2000. From 1984 to 2000, he was Corporate Information Officer; from 1999 to 2000 he was Treasurer and Chief Financial Officer.

    WILLIAM H. NAVIN, age 56, has been Executive Vice President and General Counsel of OCC since 1999 and Secretary of OCC since July, 2000. From 1975 to June, 1999 he was a partner of Schiff Hardin & Waite, a Chicago law firm and OCC's principal outside counsel during that period.

    MICHAEL E. CAHILL, age 44, has been Executive Vice President, Chief Financial Officer and Treasurer of OCC since 2000. From 1999 to 2000, he was Senior Vice President and Assistant Treasurer. From 1997 to 1999, he was First Vice President and Assistant Treasurer.

    LEONARD E. NEUZIL, age 54, has been Executive Vice President and Corporate Information Officer of OCC since 2000. From 1997 to 2000, he was Senior Vice President--Production Division.

ITEM 5.  LEGAL PROCEEDINGS.

    Cathedral Trading, L.L.C., et al. v. The Chicago Board Options Exchange and The Options Clearing Corporation was filed in the U.S. District Court for the Northern District of Illinois on May 10, 2001. The plaintiffs are persons who placed orders to buy and sell options on the Chicago Board Options Exchange ("CBOE") during the period beginning in mid-1999 and continuing to the time the case was filed. The complaint alleges that OCC and CBOE represented that trades on CBOE would be executed fairly and automatically, and that they then engaged in a pattern of conduct to manipulate prices by preventing many of plaintiffs' trades from being executed or confirmed, and by "busting" trades that were consummated. The complaint alleges that this conduct violated section 10 and Rule 10b-5 of the Securities Exchange Act of 1934, section 12(2) of the Securities Act of 1933, the Illinois Deceptive Trade Practices Act and federal antitrust laws, and also constituted common law fraud and breach of contract. Relief sought includes "an amount in excess of $100,000,000," treble damages under the antitrust laws, attorneys' fees, costs, and an injunction. There are additional claims for defamation and tortious interference that are asserted solely against CBOE. A motion to dismiss is pending.

ITEM 6.  LEGAL OPINIONS AND EXPERTS.

    The legality of the securities being registered has been passed upon for OCC by Sidley Austin Brown & Wood.

    The Consolidated Financial Statements of OCC as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000, and 1999, included in this Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ITEM 7.  FINANCIAL STATEMENTS.

    Set forth below are the audited statements of consolidated financial condition of OCC and subsidiaries as of December 31, 2001 and 2000 and the related statements of consolidated income and retained earnings, consolidated comprehensive income, and consolidated cash flows for the years ended December 31, 2001, 2000, and 1999.

STATEMENTS OF CONSOLIDATED     THE OPTIONS CLEARING CORPORATION AND SUBSIDIARIES
FINANCIAL CONDITION


DECEMBER 31                                                                   2001                 2000
---------------------------------------------------------------------------------------------------------
ASSETS

Current Assets:
Cash and cash equivalents                                           $   34,138,430       $   71,147,022
Accounts receivable                                                      9,003,769           12,370,211
Exchange billing receivable NOTE 9                                      14,920,709           17,079,263
Due from participant exchanges NOTE 9                                    1,589,669            1,854,152
Other current assets                                                    13,003,582            8,353,578
Deferred income taxes NOTE 10                                              553,817              748,845
---------------------------------------------------------------------------------------------------------
Total Current Assets                                                    73,209,976          111,553,071
---------------------------------------------------------------------------------------------------------
Property and Equipment:
Data processing equipment, furniture and other                           7,358,348            7,457,734
Leasehold improvements                                                   4,320,559            4,864,592
Software                                                                43,596,926           16,910,522
---------------------------------------------------------------------------------------------------------
Total property and equipment                                            55,275,833           29,232,848
Accumulated depreciation and amortization                               (7,280,310)         (11,490,559)
---------------------------------------------------------------------------------------------------------
Property and equipment - net                                            47,995,523           17,742,289
Clearing fund deposits NOTE 4                                        1,381,946,000        1,714,026,000
Other assets                                                            15,345,690           13,762,184
---------------------------------------------------------------------------------------------------------
Total Assets                                                        $1,518,497,189       $1,857,083,544
---------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable                                                    $    8,295,667       $    5,215,908
SEC transaction fees payable                                            26,898,186           39,789,801
Refundable clearing fees NOTE 7                                         18,283,303           28,232,830
Exchange billing payable NOTE 9                                         14,920,709           17,079,263
Other accrued expenses                                                   7,225,888            4,309,098
---------------------------------------------------------------------------------------------------------
Total Current Liabilities                                               75,623,753           94,626,900
---------------------------------------------------------------------------------------------------------
Clearing fund deposits NOTE 4                                        1,381,946,000        1,714,026,000
Other liabilities                                                       15,966,000           12,532,225
Deferred income tax liability NOTE 10                                    8,718,927            3,158,842
---------------------------------------------------------------------------------------------------------
Total Liabilities                                                    1,482,254,680        1,824,343,967
---------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities NOTES 2, 3, 4, 8, 13
Shareholders' Equity: NOTE 5
  Common stock                                                             600,000              600,000
  Paid-in capital                                                        2,059,999            2,059,999
  Retained earnings                                                     36,666,044           31,857,428
  Accumulated other comprehensive income (loss)
    (net of tax benefit of $1,848,798 in 2001 and $971,064 in 2000)     (2,750,201)          (1,444,517)
---------------------------------------------------------------------------------------------------------
Total                                                                   36,575,842           33,072,910
Treasury stock                                                            (333,333)            (333,333)
---------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                              36,242,509           32,739,577
---------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                          $1,518,497,189       $1,857,083,544
---------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF CONSOLIDATED     THE OPTIONS CLEARING CORPORATION AND SUBSIDIARIES
INCOME AND RETAINED EARNINGS


DECEMBER 31                                                2001               2000               1999
------------------------------------------------------------------------------------------------------
REVENUES

Clearing fees NOTE 7                               $100,053,372        $78,010,987        $65,491,771
Interest                                              3,788,073          9,180,719          7,747,953
Disclosure documents                                    646,084          1,112,902            860,336
Data processing fees and services                     3,439,562          3,299,775          3,497,594
Other                                                 2,471,310          2,598,197          4,757,132
------------------------------------------------------------------------------------------------------
Total Revenues                                      110,398,401         94,202,580         82,354,786
------------------------------------------------------------------------------------------------------
EXPENSES

Employee costs                                       51,706,131         41,648,430         39,182,463
Data processing costs                                21,409,653         17,799,456         15,903,975
Professional fees                                    12,582,105         10,528,992          7,490,290
General and administrative NOTE 9                     9,279,928          9,113,317          8,625,739
Disclosure documents                                    526,256            898,680            698,906
Rental, other than data processing equipment          3,520,668          2,944,534          2,571,297
Depreciation and amortization                         3,140,758            836,428            735,940
------------------------------------------------------------------------------------------------------
Total Expenses                                      102,165,499         83,769,837         75,208,610
------------------------------------------------------------------------------------------------------
Income Before Income Taxes                            8,232,902         10,432,743          7,146,176
Provision (Benefit) For Income Taxes: NOTE 10
  Federal - current                                  (2,579,423)        (1,139,198)         2,663,493
  State and local - current                            (629,138)          (283,030)           661,738
  Federal - deferred                                  5,322,259          4,593,611           (273,111)
  State - deferred                                    1,310,588          1,141,270            (67,854)
------------------------------------------------------------------------------------------------------
Total Provision for Income Taxes                      3,424,286          4,312,653          2,984,266
------------------------------------------------------------------------------------------------------
Net Income
[Basic earnings per Class B common share -
  2001, $192.34; 2000, $265.72; 1999, $208.09]
  NOTES 1 AND 5                                       4,808,616         6,120,090         4,161,910
Retained Earnings, Beginning of Year                 31,857,428        25,737,338        21,575,428
------------------------------------------------------------------------------------------------------
Retained Earnings, End of Year                     $ 36,666,044       $31,857,428       $25,737,338
------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF CONSOLIDATED     THE OPTIONS CLEARING CORPORATION AND SUBSIDIARIES
COMPREHENSIVE INCOME AND
CONSOLIDATED CASH FLOWS

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME


DECEMBER 31                                                            2001              2000              1999
----------------------------------------------------------------------------------------------------------------
Net income                                                     $  4,808,616      $  6,120,090      $  4,161,910
Other comprehensive loss, net of tax benefit
  of $877,734 in 2001 and $971,064 in 2000                       (1,305,684)       (1,444,517)               --
----------------------------------------------------------------------------------------------------------------
Comprehensive Income                                           $  3,502,932      $  4,675,573      $  4,161,910
----------------------------------------------------------------------------------------------------------------

STATEMENTS OF CONSOLIDATED CASH FLOWS

DECEMBER 31                                                            2001              2000              1999
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                     $  4,808,616      $  6,120,090      $  4,161,910
Adjustments to reconcile net income to
  net cash flows from operating activities:
Depreciation and amortization                                     3,140,758           836,428           735,940
Deferred income taxes                                             6,632,847         5,734,881          (340,965)
Loss on disposal of assets                                          509,804            13,926                --
Changes in assets and liabilities:
Accounts receivable and other receivables                         5,789,477        (5,348,966)       (8,084,211)
Other current assets                                             (4,650,003)         (801,374)       (1,339,264)
Other assets                                                     (1,923,804)      (12,429,646)               --
Accounts payable, accrued expenses and other payables            (7,803,263)       35,244,837        11,279,848
Refundable clearing fees                                         (9,949,527)       24,436,748           919,502
Income taxes payable                                                     --        (1,940,457)          631,691
----------------------------------------------------------------------------------------------------------------
Net Cash Flows From Operating Activities                         (3,445,095)       51,866,467         7,964,451
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures                                            (33,903,795)      (16,923,044)         (361,767)
Other - net                                                         340,298          (822,491)           89,979
----------------------------------------------------------------------------------------------------------------
Net Cash Flows From Investing Activities                        (33,563,497)      (17,745,535)         (271,788)
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES

Net cash flows from financing activities -
  Issuance of treasury stock                                             --         1,000,000                --
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents            (37,008,592)       35,120,932         7,692,663
Cash and cash equivalents, beginning of year                     71,147,022        36,026,090        28,333,427
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                         $ 34,138,430      $ 71,147,022      $ 36,026,090
----------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
Cash paid for income taxes                                     $     28,283      $  2,704,749      $  2,323,954
----------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED      THE OPTIONS CLEARING CORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The consolidated financial statements include the accounts of The Options Clearing Corporation ("OCC") and its wholly owned subsidiaries, The Intermarket Clearing Corporation ("ICC") and International Clearing Systems, Inc. ("ICSI"). All significant intercompany balances and transactions have been eliminated in consolidation. References to the "Clearing Corporation" will include both OCC and its subsidiaries, as applicable.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

CASH AND CASH EQUIVALENTS Cash and cash equivalents are comprised primarily of United States Government securities held under agreements issued by major banking institutions, which mature on the next business day. During the term of the agreements, the underlying securities are transferred through the Federal Reserve System to a custodial account maintained by the issuing bank for the benefit of the Clearing Corporation. The Clearing Corporation considers all highly liquid debt instruments with a maturity of three months or less from the date of purchase to be cash equivalents.

PROPERTY AND EQUIPMENT Property and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is computed using straight-line and accelerated methods based on estimated useful lives of five to twenty years. Leasehold improvements are amortized over the terms of the related leases. Software is amortized over a useful life of three to five years.

    Effective January 1, 1999, OCC adopted Statement of Position ("SOP") 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP 98-1 requires capitalization of certain costs incurred in the development of internal use computer software. Accordingly, the Clearing Corporation capitalized costs for computer software development in the amount of $26.1 million, $15.9 million and $0 for the years ended December 31, 2001, 2000 and 1999, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS The Clearing Corporation reviews long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates that the carrying amount of a long-lived asset is not recoverable, the carrying amount is reduced to the estimated recoverable value.

INCOME TAXES The Clearing Corporation uses the asset and liability method to record income taxes. Accordingly, deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured based on the currently enacted tax rate expected to apply to taxable income in the year in which the deferred tax asset or liability is expected to be settled or realized.

EARNINGS PER SHARE Earnings per share are calculated based on the weighted average number of Class B common shares outstanding during the year: 25,000 in 2001, 23,032 shares in 2000 and 20,000 shares in 1999. The Clearing Corporation has no dilutive common shares outstanding.

NOTES TO THE CONSOLIDATED      THE OPTIONS CLEARING CORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS

RECLASSIFICATIONS Certain prior years' amounts have been reclassified to conform with the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Additionally, SFAS No. 133 requires changes in the fair market value of derivatives to be recorded each period in current earnings or shareholders' equity, depending on the intended use of the derivatives. In January, 2001 the Clearing Corporation adopted the provisions of SFAS No. 133. No transition adjustment was required.

NOTE 2. OFF-BALANCE-SHEET RISK, CONCENTRATION OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

OCC is the registered clearing agency for U.S. listed securities options. OCC issues (and in that sense guarantees) and clears option contracts traded on its Participant Exchanges. OCC clears options on several types of underlying interests, including common and preferred stocks, American depository receipts, stock indexes, foreign currency, and interest rate composites. OCC also is the clearing agency for exercises of foreign currency options and stock index options. OCC also operates a centralized facility for administering stock loan/borrow transactions between participating Clearing Members.

    OCC maintains lines of credit with major domestic and foreign banks in the amount of approximately $406 million as of December 31, 2001. (Foreign currency denominated lines of credit were converted to U.S. dollars using the year-end exchange rate.) Of these lines of credit, $236 million is available to ensure the performance of the foreign currency settlement process in the event that a Clearing Member should fail to deliver foreign currencies on a timely basis; $150 million is available to enable OCC to meet any suspension obligations or to reimburse itself for bankruptcy losses; and $20 million is available to meet working capital requirements incurred in the ordinary course of business. Commitment fees are paid to the issuing banks for these lines of credit.

    ICC clears, settles and guarantees futures contracts and options on futures contracts executed on its Participant Exchanges. OCC and ICC perform a guarantee function which ensures the financial integrity of the markets they clear. Consequently, OCC and ICC bear counterparty credit risk in the event that future market movements create conditions which could lead to Clearing Members failing to meet their obligations to OCC or ICC. OCC and ICC are, thus, exposed to off-balance- sheet risk with respect to the securities broker dealers and futures commission merchants that are their respective Clearing Members.

    OCC and ICC reduce their exposure through a risk management program that strives to achieve a prudent balance between market integrity and liquidity. This program of safeguards, which provides substance to OCC's guarantee, consists of: rigorous initial and ongoing financial responsibility standards for membership; margin deposits (see Note 3); and clearing fund deposits (see Note 4).

    The carrying value of the Clearing Corporation's cash equivalents approximates fair value because of the short maturities of those investments. Margin deposits, which are not reflected in the statements of consolidated financial condition, and clearing fund deposits, which are reflected, are shown in Notes 3 and 4 respectively, at market value at December 31, 2001.

    Neither OCC nor ICC assumes any guarantor role unless it has a precisely equal, and offsetting, claim against another Clearing Member. Therefore, the fair value of the open interest of options, futures and options on futures contracts and stock loan/borrow positions cleared and settled by OCC and ICC is not included in the statements of consolidated financial condition. It should be noted that ICC had no open interest at December 31, 2001.

NOTE 3. MARGIN DEPOSITS

The rules and practices established by OCC provide that each Clearing Member representing the writer of an option must either deposit the underlying interest or maintain specified margin deposits. They also require that margin deposits be made in respect of certain stock/loan borrow positions. Such margin deposits are in the form of cash, bank letters of credit, Government securities (as defined in the By-laws) or other acceptable margin securities ("valued securities"). The margin deposits of each Clearing Member are available to meet only the financial obligations of that Clearing Member to OCC. All margin deposits, except letters of credit, are held at securities depositories or banks. All obligations and noncash margin deposits are marked to market on a daily basis. OCC also haircuts, on a daily basis, the value of securities and Government securities with more than one year to maturity in order to provide a cushion against price fluctuations. Valued securities are given margin credit at 70% of the daily closing price. The margin credit granted for the securities of any one issuer cannot exceed 10% of a Clearing Member's daily margin requirement.

     The rules of ICC provide that each Clearing Member, with respect to each option on futures contract for which it represents the writer, and with respect to each futures contract, is required to deposit and maintain specified margin in the form of cash, Government securities, or bank letters of credit.

     Under the rules of OCC and ICC, bank letters of credit are required to be irrevocable. Cash margin deposits which are held may be invested, and any interest or gain received or loss incurred on invested funds accrues to OCC and ICC. OCC's and ICC's margin deposits are not included in the statements of consolidated financial condition.

     The values of underlying securities and margin deposits at December 31, 2001 for the Clearing Corporation were approximately as follows (foreign government securities are converted to U.S. dollars using the year-end exchange rate):

------------------------------------------------------------
Underlying securities at market value     $   9,076,138,000
Valued securities at market value            23,921,342,000
Cash and temporary investments                   68,679,000
Bank letters of credit                        4,574,471,000
Government securities deposited as
  margin (at market value at date of
  deposit, which approximates market
  value at December 31, 2001)                 4,846,996,000
------------------------------------------------------------
Total                                     $  42,487,626,000
------------------------------------------------------------

      Further, as of December 31, 2001, OCC had on deposit Index Option Escrow Receipts which represent acceptable collateral on deposit with approved banks which OCC has accepted in lieu of margin for approximately 21,000 short index contracts. At December 31, 2001, the market value of the index option contracts collateralized under the escrow receipts program approximated $2.3 billion.

     OCC also maintains cross-margining arrangements with certain U.S. commodities clearing organizations, including ICC. Under the terms of these arrangements, an OCC Clearing Member that is also a Clearing Member of one or more commodities clearing organizations participating in the cross- margining arrangement, or that has an affiliate that is a Clearing Member of one or more such commodities clearing organizations, may maintain cross-margin accounts in which the Clearing Member's positions in OCC-cleared options are combined, for purposes of calculating margin requirements, with positions of the Clearing Member (or its affiliate) in futures contracts

NOTES TO THE CONSOLIDATED      THE OPTIONS CLEARING CORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS

and/or options on futures contracts. Margin deposits on the combined positions are held jointly by OCC and the participating commodities clearing organization(s) and are available (together with any proceeds of the options and futures positions themselves) to meet financial obligations of the Clearing Member(s) to OCC and the commodities clearing organization(s). In the event that either OCC or one or more participating commodities clearing organization(s) suffers a loss in liquidating positions in a cross-margin account, the loss is to be shared among OCC and the participating commodities clearing organization(s) in accordance with their agreement. Margin deposits in respect of cross-margin accounts may be in the form of cash, valued securities, Government securities or bank letters of credit.

NOTE 4. CLEARING FUND DEPOSITS

OCC and ICC maintain separate clearing funds to cover possible losses should a Clearing Member, bank, or a securities or commodities clearing organization default. The OCC clearing fund is available only to OCC, and the ICC clearing fund is available only to ICC. A Clearing Member's clearing fund deposit is based on its pro-rata share of options, stock loan/ borrow, futures or options on futures activity, which is recomputed monthly. Therefore, the OCC and ICC clearing funds expand and contract in size in relation to activity in their respective markets. The OCC and ICC clearing funds mutualize the risk of default among all Clearing Members. The entire clearing fund is available to cover potential losses in the event that the margin deposit and the clearing fund deposit of a defaulting Member are inadequate or not immediately available to fulfill that Member's outstanding financial obligations. In the event of a default, OCC and ICC are generally required to liquidate the defaulting Member's open positions. To the extent that such positions remain open, OCC and ICC are required to perform the defaulting Member's obligations. The OCC and ICC clearing funds are available to cover the cost of liquidating a defaulting Clearing Member's open positions or performing OCC's or ICC's obligations in respect of positions not yet liquidated.

     Clearing fund deposits must be in the form of cash or Government securities (as defined in the By-laws), as the clearing funds are intended to provide OCC or ICC with an immediately available pool of liquid assets. Clearing Members may make clearing fund deposits in cash to OCC or ICC or in an approved segregated funds account, or in Government securities to various securities depositories or banks. Cash deposits in nonsegregated accounts may be invested, and any interest or gain received or loss incurred on invested funds accrues to OCC and ICC. Segregated funds cannot be invested by OCC or ICC. Clearing fund deposits are included in the statements of consolidated financial condition. The total amount of the clearing funds (all foreign government securities are converted to U.S. dollars using the year-end exchange rate) at December 31, 2001 was as follows:

------------------------------------------------------------
Cash and temporary investments            $      24,257,000
Segregated funds accounts                            25,000
Government securities, at market value        1,357,664,000
------------------------------------------------------------
Total                                     $   1,381,946,000
------------------------------------------------------------

     The clearing funds maintained by OCC and ICC at December 31, 2001 were $1,381,646,000 and $300,000, respectively.

NOTE 5. COMMON STOCK, STOCKHOLDERS AGREEMENT AND AGREEMENTS WITH
PARTICIPANT EXCHANGES

OCC has Class A and Class B common stock, each with a $10 par value, 60,000 shares authorized, 30,000 shares issued and 25,000 shares outstanding at December 31, 2001 and December 31, 2000.

     On May 23, 2000 the International Securities Exchange LLC became a Participant Exchange in the Clearing Corporation by purchasing 5,000 shares of class A common stock and 5,000 shares of class B common stock for $1,000,000. The shares purchased by the International Securities Exchange LLC were previously held as treasury stock, purchased by OCC at a cost of $333,333. The difference between the purchase price and the cost of the treasury stock was credited to paid in capital.

     At December 31, 2001 and 2000, treasury stock comprises 5,000 shares of Class A common stock and 5,000 shares of Class B common stock at a cost of $333,333.

     The Class B common stock is issuable in twelve series of 5,000 shares each. The Class B common stock is entitled to receive dividends, whereas the Class A common stock is not. Upon liquidation of OCC, holders of Class A common stock and Class B common stock would first be paid the par value of their shares. Next, each holder of Class B common stock would receive a distribution of $1,000,000. Next, an amount equal to OCC's shareholders' equity at December 31, 1998 of $22,902,094, minus the distributions described above, would be distributed to those holders who acquired their Class B common stock before December 31, 1998. Finally, any remaining shareholders' equity would be distributed equally to all holders of Class B common stock.

     The By-laws of OCC provide that any national securities exchange or national securities association which meets specific requirements may become a Participant Exchange by acquiring 5,000 shares of Class A common stock and 5,000 shares of Class B common stock. The purchase price for such shares will be the aggregate book value of a comparable number of shares at the end of the preceding calendar month, but not more than $1,000,000.

     OCC is a party to a Stockholders Agreement and a Restated Participant Exchange Agreement with its shareholders. The Stockholders Agreement provides that each stockholder appoints the members of the Nominating Committee of OCC as its proxy for purposes of voting its shares for the election of member directors, the Chairman of OCC as the management director, the person(s) nominated by the Chairman of OCC with the approval of the Board of Directors as the public director(s), and members of the following year's Nominating Committee. It also provides for the purchase by OCC of all of its stock owned by any stockholder under specified circumstances, but the obligation to pay the purchase price will be subordinated to OCC's obligations to creditors, and the purchase price cannot be paid if the payment would reduce capital and surplus below $1,000,000. If OCC is required to purchase its stock from any stockholder, the purchase price for the two years following the date the stockholder acquired its stock is the stockholder's purchase price paid reduced by $300,000 and, thereafter, the purchase price at the date of purchase is the lesser of the aggregate book value of the shares or the original purchase price paid, less $240,000, $180,000, $120,000, $60,000 or zero after the second, third, fourth, fifth or sixth year, respectively, from the date of sale of such stock.

     The Restated Participant Exchange Agreement deals with the business relationship between and among OCC and each participant securities exchange and securities association. Likewise, ICC is a party to a Participant Exchange Agreement with its participant futures exchanges ("participant" or "participants"), which deals with the business relationship between and among ICC and each participant and among such participants.

NOTES TO THE CONSOLIDATED      THE OPTIONS CLEARING CORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS

NOTE 6. SALE AND BUY BACK AGREEMENTS

Sale and Buy Back agreements outstanding, including amounts in margin and clearing fund deposits, averaged $98 million and $153 million during 2001 and 2000, respectively, and the maximum amount outstanding during 2001 and 2000 was $209 million and $320 million, respectively. The amounts outstanding approximate the market value of the underlying securities.

NOTE 7. CLEARING FEES

The Boards of Directors set clearing fees and determine the amounts of refunds and discounts, if any, based upon the current needs of OCC and ICC. The Boards of Directors have determined in the years ended December 31, 2001, 2000 and 1999 that refunds and discounts of clearing fees be made to Clearing Members. Such refunds and discounts, which have been netted against clearing fees in the statements of consolidated income and retained earnings, amounted to $26,656,000, $43,372,000 and $21,566,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 8. COMMITMENTS

Future minimum rental payments under noncancelable operating leases (principally for office space and data processing equipment) in the aggregate in effect as of December 31, 2001 are as follows:

-----------------------------------------------
2002                             $ 10,418,000
2003                                8,912,000
2004                                5,641,000
2005                                3,241,000
Thereafter                         28,295,000
-----------------------------------------------
Total                            $ 56,507,000
-----------------------------------------------

     Rental expense for the years ended December 31, 2001, 2000 and 1999 amounted to $15,429,000, $12,453,000 and $11,344,000, respectively.

     Rental income received under subleases for the years ended December 31, 2001, 2000 and 1999 amounted to $7,700, $0 and $446,000, respectively.

     The Clearing Corporation has employment agreements with certain of its senior officers. The aggregate commitment for future salaries at December 31, 2001, excluding bonuses, was approximately $3.3 million.

NOTE 9. RELATED PARTY TRANSACTIONS

Certain exchanges and their affiliates provide some operational and other services on behalf of OCC for which expenses of approximately $189,000, $184,000 and $109,000 were incurred for the years ended December 31, 2001, 2000, and 1999, respectively.

     OCC also bills and collects transaction fees on behalf of the Chicago Board Options Exchange, Incorporated, Pacific Exchange, Incorporated and the International Securities Exchange LLC. Fees billed and uncollected by OCC, and not remitted to the exchanges, at December 31, 2001 and 2000 were $14,921,000 and $17,079,000, respectively, and are included in the statements of consolidated financial condition as Exchange billing receivable and payable.

     In 1992, OCC and its Participant Exchanges formed an industry organization named The Options Industry Council ("OIC"). The total amounts expended by OCC on behalf of OIC before reimbursement from the Participant Exchanges for the years ended December 31, 2001, 2000 and 1999 were $3,900,000, $4,100,000 and $4,280,000, respectively. The Participant
Exchanges' share of OIC expenditures for the years ended December 31, 2001, 2000 and 1999 was $1,900,000, $1,900,000 and $2,179,000, respectively. At
December 31, 2001 and 2000, the amounts due from Participant Exchanges were $1,590,000 and $1,854,000, respectively.

     Transactions between OCC and Participant Exchanges and their affiliates are settled by cash payments.

NOTE 10. INCOME TAXES

The provision for income taxes is reconciled to the amount determined by applying the statutory federal income tax rate to income before taxes as follows:

YEARS ENDED DECEMBER 31               2001           2000           1999
---------------------------------------------------------------------------
Federal income
  tax at the
  statutory rates               $2,881,515     $3,651,461     $2,501,162
---------------------------------------------------------------------------
Permanent tax
differences                         99,623        102,668         97,080
---------------------------------------------------------------------------
State income tax effect            442,943        558,524        386,024
---------------------------------------------------------------------------
Other                                  205             --             --
Provision for
  income taxes                  $3,424,286     $4,312,653     $2,984,266
---------------------------------------------------------------------------

The deferred tax asset (liability) consists of the  following:

DECEMBER 31                               2001            2000
--------------------------------------------------------------
Compensation and
  employee benefits             $      667,011         748,845
Other items                           (113,194)             --
--------------------------------------------------------------
Current asset                          553,817         748,845
--------------------------------------------------------------
Accelerated depreciation
  and amortization                 (16,456,541)     (5,325,856)
Other items                          7,737,614       2,167,014
--------------------------------------------------------------
Long-term asset (liability)         (8,718,927)     (3,158,842)
--------------------------------------------------------------
Total                           $   (8,165,110)    $(2,409,997)
--------------------------------------------------------------

At December 31, 2001, the Clearing Corporation has a net operating loss carryforward of approximately $9.8 million available to offset future taxable income. This net operating loss carryforward expires in 2021.

NOTE 11. RETIREMENT PLANS

The Clearing Corporation has a trusteed, non-contributory, qualified retirement plan covering employees who meet specified age and service requirements.

Retirement benefits are primarily a function of both years of service and the level of compensation during the highest consecutive five years out of the last ten years before retirement.

     The Clearing Corporation also has a supplemental executive retirement plan which includes a benefit replacement plan ("SERP"). Retirement benefits are primarily a function of both years of service and the level of compensation during the highest nonconsecutive three years out of the last ten years before retirement.

     The Clearing Corporation's funding policies, subject to the minimum funding requirements of U.S. employee benefit and tax laws, are to contribute such amounts as are determined on an actuarial basis to provide the plans with assets sufficient to meet the benefit obligation of the plans.

     Net periodic benefit cost consisted of the following:

YEARS ENDED DECEMBER 31          2001            2000             1999
-----------------------------------------------------------------------
Service cost              $ 1,427,000     $ 1,175,000      $ 1,225,000
Interest cost               2,745,000       2,327,000        1,939,000
Expected return
  on assets                (2,363,000)     (2,915,000)      (2,227,000)
Amortization:
  Transition obligation        12,000          17,000           17,000
  Prior service cost           83,000         109,000           38,000
  Actuarial (gain)/loss       247,000         119,000          542,000
-----------------------------------------------------------------------
Net periodic
  benefit cost            $ 2,151,000     $   832,000      $ 1,534,000
-----------------------------------------------------------------------

     Assets and liabilities for the Retirement Plan and the SERP were measured as of September 30, 2001. The funded status as of December 31, 2001 is the same as the funded status as of September 30, 2001.

     The plans' benefit obligation, plan assets and funded status are as follows:

NOTES TO THE CONSOLIDATED      THE OPTIONS CLEARING CORPORATION AND SUBSIDIARIES
FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31                   2001                2000
-------------------------------------------------------------------
Change in Benefit Obligation:
Net benefit obligation at
  beginning of year               $ 34,232,000        $ 29,146,000
Service cost                         1,427,000           1,175,000
Interest cost                        2,745,000           2,327,000
Plan amendments                         46,000            (121,000)
Actuarial (gain)/loss                6,047,000           2,187,000
Gross benefits paid                   (511,000)           (482,000)
-------------------------------------------------------------------
Net benefit obligation
  at end of year                  $ 43,986,000        $ 34,232,000
-------------------------------------------------------------------
Change in Plan Assets:
Fair value of plan assets
  at beginning of year            $ 24,420,000        $ 29,575,000
Actual return on plan assets        (4,398,000)          3,225,000
Employer contributions               2,083,000          (7,898,000)
Gross benefits paid                   (511,000)           (482,000)
-------------------------------------------------------------------
Fair value of plan assets
  at end of year                  $ 21,594,000        $ 24,420,000
-------------------------------------------------------------------
Funded Status:
Funded status at end of year      $(22,392,000)       $ (9,812,000)
Unrecognized net
  actuarial loss                    17,102,000           4,540,000
Unrecognized prior
  service cost                         530,000             566,000
Unrecognized net
  transition obligation                  2,000              15,000
Fourth quarter contributions         1,244,000             454,000
-------------------------------------------------------------------
Net amount recognized -
  (accrued) prepaid               $ (3,514,000)       $ (4,237,000)
-------------------------------------------------------------------
Amounts recognized in the
  statements of consolidated
  financial condition
  consist of:
  Prepaid benefit cost            $  7,431,000        $  5,056,000
  Accrued benefit liability        (15,966,000)        (12,600,000)
  Intangible asset                     422,000             891,000
  Accumulated other
  comprehensive (income) loss        4,599,000           2,416,000
-------------------------------------------------------------------
Net amount recognized -
  (accrued) prepaid               $ (3,514,000)       $ (4,237,000)
-------------------------------------------------------------------

The accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets was $16,010,000 and $12,553,000, as of December 31, 2001 and December 31,
2000, respectively.

     The major assumptions used to determine the obligations are a 7.5% discount rate and 4.75% future salary increases as of September 30, 2001 and 7.75% discount rate and 4.75% future salary increases as of September 30, 2000. The expected long- term return on assets was 9.5% for both 2001 and 2000.

     The Clearing Corporation also maintains a defined contribution plan qualified under Internal Revenue Code Section 401(k) for eligible employees who elect to participate in the plan. Eligible employees may elect to have their salaries reduced by an amount up to 17 percent. This amount is then paid into the plan by the Clearing Corporation on behalf of the employee.

     The Clearing Corporation will make matching contributions to the participant's account equal to 50 percent of deferred deposits up to the first six percent of salary that is deferred. The Clearing Corporation's expenses for the matching contributions to the plan for the years ended December 31, 2001, 2000 and 1999 were $764,000, $636,000 and $593,000, respectively.

NOTE 12. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Clearing Corporation has a Postretirement Welfare Plan covering employees who meet specified age and service requirements. Retiree contributions to medical payments vary by age and service at retirement. The plan is a defined dollar benefit plan in which the Clearing Corporation's obligation is limited to a maximum amount per participant set by the Clearing Corporation at the time a participant retires.

Net periodic benefit cost consisted of the following:

YEARS ENDED DECEMBER 31         2001        2000             1999
-------------------------------------------------------------------
Service cost               $ 148,000   $ 127,000         $ 170,000
Interest cost                218,000     205,000           187,000
Expected return
  on assets                  (63,000)    (37,000)          (13,000)
Amortization:
Transition obligation         28,000      28,000            28,000
Prior service cost           144,000     144,000           144,000
Actuarial (gain) loss         (9,000)     (3,000)               --
-------------------------------------------------------------------
Total net periodic
  benefit cost             $ 466,000   $ 464,000         $ 516,000
-------------------------------------------------------------------

     Assets and liabilities for the postretirement benefit plan were measured as of September 30, 2001. The funded status as of December 31, 2001 is the same as the funded status as of September 30, 2001.

     The plans' benefit obligation, plan assets and funded status are as follows:

YEARS ENDED DECEMBER 31                     2001              2000
--------------------------------------------------------------------
Change in Benefit Obligation:
Net benefit obligation
  at beginning of year              $  2,693,000      $  2,549,000
Service cost                             148,000           127,000
Interest cost                            218,000           205,000
Actuarial (gain)/loss                    605,000          (114,000)
Gross benefits paid                      (29,000)          (74,000)
--------------------------------------------------------------------
Net benefit obligation
  at end of year                    $  3,635,000      $  2,693,000
--------------------------------------------------------------------

YEARS ENDED DECEMBER 31                     2001              2000
--------------------------------------------------------------------
Change in Plan Assets:
Fair value of plan assets
  at beginning of year              $    487,000      $    227,000
Actual return on plan assets            (117,000)           37,000
Employer contributions                   295,000           297,000
Gross benefits paid                      (29,000)          (74,000)
--------------------------------------------------------------------
Fair value of plan assets
  at end of year                    $    636,000      $    487,000
--------------------------------------------------------------------

YEARS ENDED DECEMBER 31                     2001         2000
--------------------------------------------------------------------
Funded Status:
Funded status at end of year        $ (2,999,000)     $ (2,206,000)
Unrecognized net
  actuarial (gain)/loss                  380,000          (414,000)
Unrecognized prior service cost        1,101,000         1,244,000
Unrecognized net
  transition obligation                  309,000           337,000
Fourth quarter contributions             328,000           285,000
--------------------------------------------------------------------
Net amount recognized as
  accrued benefit liability         $   (881,000)     $   (754,000)
--------------------------------------------------------------------

The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.50% in 2001 and 7.75% in 2000.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit was 4% in 2001, decreasing by one percentage point per year until 2002.

     A one percentage point increase in the assumed health care cost trend rate for each year would not have a material effect on the accumulated postretirement benefit obligation or net postretirement health care cost.

NOTE 13. CONTINGENCIES

OCC and a Participant Exchange are defendants in a lawsuit which was filed in the U.S. District Court for the Northern District of Illinois on May 10, 2001. The complaint seeks damages "in excess of $100 million," and requests that such damages be trebled under the antitrust laws, based on allegations relating primarily to automated order execution systems on the Participant Exchange. OCC has claimed a right of indemnification from the Participant Exchange under an existing agreement between the parties for all damages and litigation costs, and is currently being defended at the expense of the Participant Exchange. A motion to dismiss is pending. OCC believes that it is unlikely that this litigation, when concluded, will have a material effect on its income or financial condition.

INDEPENDENT AUDITORS' REPORT   THE OPTIONS CLEARING CORPORATION AND SUBSIDIARIES

We have audited the accompanying statements of consolidated financial condition of The Options Clearing Corporation and Subsidiaries (the "Corporation") as of December 31, 2001 and 2000 and the related statements of consolidated income and retained earnings, consolidated comprehensive income and consolidated cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, lllinois
January 31, 2002

ITEM 8.  UNDERTAKINGS.

1. The undersigned registrant hereby undertakes to file a post-effective amendment, not later than 120 days after the end of each fiscal year subsequent to that covered by the financial statements presented herein, containing financial statements meeting the requirements of Regulation S-X and the supplementary financial information specified by Item 302 of Regulation S-K.

2. The undersigned registrant hereby undertakes not to issue, clear, guarantee or accept any securities registered herein until there is a definitive options disclosure document meeting the requirements of Rule 9b-1 of the Securities Exchange Act of 1934 with respect to the class of options.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-20 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on March 8, 2002.

                                             THE OPTIONS CLEARING CORPORATION

                                             By:          /s/ WAYNE P. LUTHRINGSHAUSEN
                                                  -------------------------------------------
                                                            Wayne P. Luthringshausen
                                                    CHAIRMAN AND PRINCIPAL EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth below on March 8, 2002.

/s/ WAYNE P. LUTHRINGSHAUSEN                       /s/ EDWARD J. JOYCE
-------------------------------------------        -------------------------------------------
Wayne P. Luthringshausen,                          Edward J. Joyce, DIRECTOR
CHAIRMAN AND PRINCIPAL EXECUTIVE OFFICER

/s/ MICHAEL E. CAHILL                              /s/ GARY KATZ
-------------------------------------------        -------------------------------------------
Michael E. Cahill, PRINCIPAL FINANCIAL AND         Gary Katz, DIRECTOR
ACCOUNTING OFFICER

/s/ THOMAS E. CONNAGHAN                            /s/ STANLEY D. LAUCHNER
-------------------------------------------        -------------------------------------------
Thomas E. Connaghan, DIRECTOR                      Stanley D. Lauchner, DIRECTOR

/s/ JOHN P. DAVIDSON III
-------------------------------------------        -------------------------------------------
John P. Davidson III, DIRECTOR                     Richard R. Lindsey, DIRECTOR

/s/ WILLIAM C. FLOERSCH
-------------------------------------------        -------------------------------------------
William C. Floersch, DIRECTOR                      Timothy R. Mullen, DIRECTOR

/s/ MEYER S. FRUCHER                               /s/ JOSEPH B. STEFANELLI
-------------------------------------------        -------------------------------------------
Meyer S. Frucher, DIRECTOR                         Joseph B. Stefanelli, DIRECTOR

/s/ DORCAS R. HARDY                                /s/ MELVIN B. TAUB
-------------------------------------------        -------------------------------------------
Dorcas R. Hardy, DIRECTOR                          Melvin B. Taub, DIRECTOR

/s/ JOHN C. HARRIS                                 /s/ ARTHUR L. THOMAS
-------------------------------------------        -------------------------------------------
John C. Harris, DIRECTOR                           Arthur L. Thomas, DIRECTOR

                                                   /s/ DENNIS W. ZANK
                                                   -------------------------------------------
                                                   Dennis W. Zank, DIRECTOR

                               POWER OF ATTORNEY

    Each person whose signature appears above authorizes Wayne P. Luthringshausen, George S. Hender, William H. Navin or Jean M. Cawley, severally, to execute in the name of each such person, and file, any amendments to this Registration Statement necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject hereof, which amendment may make such changes herein as any of the above-named attorneys-in-fact deems appropriate.

                                 EXHIBIT INDEX

    The following documents are filed as part of this Registration Statement:

EXHIBIT NUMBER                     DESCRIPTION OF DOCUMENT
--------------                     -----------------------
      5          Opinion of Sidley Austin Brown & Wood

     23.1        Independent Auditors' Consent

     23.2        Consent of Sidley Austin Brown & Wood (included in Exhibit
                 5)

     23.3        Consent of Ted H. Baker

     24 Power of Attorney (included on the signature page to this Registration Statement)